1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 13, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/10/13

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2010/09/13 : Chunghwa Telecom to attend investor conference

2.	Announcement on 2010/09/20 : To announce that typhoon Fanapi has no material impact on the Company’s finance and businesses

3.	Announcement on 2010/09/24 : To announce the procurement of Large-Scope ICT research and development system

4.	Announcement on 2010/09/27 : To announce the disposal of Fidelity Euro Balanced Fund

5.	Announcement on 2010/09/29 : The amendment of Annual Report 2009

6.	Announcement on 2010/09/30 : To announce the procurement of a batch of 3G system equipments

7.	Announcement on 2010/10/11 : The Company announces its unaudited revenue for September 2010

8.	Announcement on 2010/10/11 : September 2010 sales

Exhibit 1

Chunghwa Telecom to attend investor conference

Date of events: 2010/09/13

Contents:

1. Date of the investor/press conference:2010/09/14~2010/09/15

2. Location of the investor/press conference:Investor conference held by CLSA in Hong Kong

3. Financial and business related information:Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified:None

Exhibit 2

To announce that typhoon Fanapi has no material impact on the Company’s finance and businesses

Date of events: 2010/09/20

Contents:

1. Date of occurrence of the event:2009/09/20

2. Company name:Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4. Reciprocal shareholding ratios:N/A

5. Cause of occurrence:To announce that typhoon Fanapi has no material impact on the Company’s finance and businesses

6. Countermeasures:N/A

7. Any other matters that need to be specified:None

Exhibit 3

To announce the procurement of Large-Scope ICT research and development system

Date of events: 2010/09/24

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):Large-Scope ICT research and development system, etc

2. Date of the occurrence of the event:2009/09/25~2010/09/24

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$329,445,877

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Chunghwa System Integration Co., Ltd, Chunghwa’s subsidiary

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:The reason for choosing the related party as trading counterpart is in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8. Terms of delivery or payment (including payment period and monetary amount):In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount:N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12. Is the appraisal report price a limited price or specific price?:N/A

13. Has an appraisal report not yet been obtained?:N/A

14. Reason an appraisal report has not yet been obtained:N/A

15. Broker and broker’s fee:N/A

16. Concrete purpose or use of the acquisition or disposition:Network deployment

17. Do the directors have any objection to the present transaction?:No

18. Any other matters that need to be specified:None

Exhibit 4

To announce the disposal of Fidelity Euro Balanced Fund

Date of events: 2010/09/27

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield):Fidelity Euro Balanced Fund

2. Date of occurrence of the event:2009/09/28~2010/09/27

3. Volume, unit price, and total monetary amount of the transaction:Volume:564,203.65 units; Unit price:EUR 11.61~12.26; Total monetary amount of the transaction:NT$301,637,322.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Fidelity Investments (Taiwan) Limited; Relationship:none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):-NT$58,142,452

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Cash payment based on NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:The transaction was based on the fund’s NAV on the deal date; The price was based on the fund’s NAV announced by the fund management company; Depends on the internal authorized level.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):volume:229,520.00 units; amount:NT$ 146,359,658; shareholding percentage:0.65%.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:4.11% of total assets; 5.18% of total shareholder’s equity; NT$40,946,815,000

13. Broker and broker’s fee:None

14. Concrete purpose or use of the acquisition or disposition:Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of:NT$532.02

16. Do the directors have any objection to the present transaction?:N/A

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No

18. Any other matters that need to be specified:Due to the NAV of fund on trade day is not available, therefore, this announcement is depending on the latest NAV notified by the asset management company.

Exhibit 5

The amendment of Annual Report 2009

Date of events: 2010/09/29

Contents:

1. Date of occurrence of the event:2010/09/29

2. Company name:Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4. Reciprocal shareholding ratios:N/A

5. Cause of occurrence:To amend the Annual Report 2009 on page 19, 21, 34, 41, 41-1, 50, 73, 73-1, 78, 79, 80, 86, 86-1, 87, 87-1, 88, 88-1, 88-2 ,88-3 and 88-4.

6. Countermeasures:The amendment of annual report was uploaded to Market Observation Post System.

7. Any other matters that need to be specified:None

Exhibit 6

To announce the procurement of a batch of 3G system equipments

Date of events: 2010/09/30

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):a batch of 3G system equipments for 2010 expansion plan

2. Date of the occurrence of the event:2010/09/30

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$2,615,000,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Nokia Siemens Networks Oy

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8. Terms of delivery or payment (including payment period and monetary amount):In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount:N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:None

12. Is the appraisal report price a limited price or specific price?:N/A

13. Has an appraisal report not yet been obtained?:N/A

14. Reason an appraisal report has not yet been obtained:N/A

15. Broker and broker’s fee:None

16. Concrete purpose or use of the acquisition or disposition:To expand the 3G system

17. Do the directors have any objection to the present transaction?:No

18. Any other matters that need to be specified:None

Exhibit 7

The Company announces its unaudited revenue for September 2010

Date of events: 2010/10/11

Contents:

1. Date of occurrence of the event:2010/10/11

2. Company name:Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4. Reciprocal shareholding ratios:N/A

5. Cause of occurrence:For the month of September 2010, total revenue increased by 1.9% year-over-year to NT$15.94 billion. Operating income for the month was NT$4.17 billion, net income NT$3.59 billion, EPS NT$0.37. For the first nine months this year, total revenue increased by 1.5% year-over-year to NT$138.59 billion, operating income was NT$43.10 billion, net income NT$36.98 billion, EPS NT$3.81.

6. Countermeasures:None

7. Any other matters that need to be specified:None

Exhibit 8

Chunghwa Telecom

October 11, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep 2010

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
Sep	Invoice amount	16,982,527	17,442,865	(-) 460,338	(-)2.64%
Jan-Sep	Invoice amount	151,632,583	150,877,834	(+) 754,749	(+)0.91%
Sep	Net sales	15,942,614	15,647,398	(+) 295,216	(+)1.89%
Jan-Sep	Net sales	138,586,085	136,596,459	(+) 1,989,626	(+)0.50%

b	Trading purpose:None